Exhibit (a)(1)

60 East 42nd St. Associates L.L.C.

c/o Malkin Holdings LLC

One Grand Central Place

60 East 42nd Street

New York, New York 10165

Tel: 212-687-8700

July 19, 2013

To Unitholders in 60 East 42nd St. Associates L.L.C. (“Associates”):

We are enclosing Form 14D-9, as required under securities laws, to advise you of the recommendation by Malkin Holdings LLC, as supervisor, that you reject the tender offer being made by affiliates of MacKenzie Capital Management, LP as described in this enclosure.

The offerors are not affiliated with the supervisor or MacKenzie Partners, Inc., which has assisted the supervisor in connection with the solicitation of consents for the proposed consolidation.

This Form 14D-9 is not part of the prospectus/ solicitation regarding the proposed consolidation. As we have advised you, the consolidation has been approved, and the solicitation has been terminated.

As we proceed with the necessary steps to prepare for the IPO, we received last week an unsolicited indication of interest to purchase One Grand Central Place for $710 million. We consider all matters, including unsolicited proposals, consistent with our fiduciary duties, to form a judgment on what action is appropriate. We do not intend to issue a comment until after our review.

Meanwhile, we maintain our focus on the success of the properties we supervise. Our active day-to-day involvement is not diminished, and your participation in your entities and your right to their distributions continue unaffected.

We appreciate your patience and support.

Sincerely,

Malkin Holdings LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin, Chairman	Anthony E. Malkin, President